UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

Change of Directors

On March 6, 2026, the Board of Directors (the “Board”) of ReNew Energy Global PLC (the “Company”), pursuant to a request received from Canada Pension Plan Investment Board (“CPP Investments”), approved the change in representation of CPP Investments’ Investor Nominee Director by appointing Mr. Pushkar Kulkarni, effective March 5, 2026, in place of Ms. Kavita Saha, who notified the Company of her decision to step down from the Board, effective March 5, 2026. Her decision to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Pushkar Kulkarni is Managing Director and Head of Infrastructure & Sustainable Energies, India. He established CPP Investments’ Infrastructure practice in India and leads origination, execution and portfolio management across Infrastructure & Energy sub-sectors.

Prior to joining CPP Investments, Mr. Kulkarni was a Managing Director at Serco in India and has worked across the full infrastructure value chain over a 25-plus-year career. He serves on the Board of Directors of National Highway Infra Investment Managers Pvt. Ltd. and on the Advisory Board of National Investment & Infrastructure Fund Ltd. Mr. Kulkarni holds a B.Eng. (Electronics) from VJTI, Mumbai and an MBA from JBIMS, Mumbai.

Further, the Board on March 9, 2026 also took note of the resignation of Ms. Nicoletta Giadrossi, Independent Director who notified the Company of her decision to step down from the Board, effective March 9, 2026. Her decision to resign was not the result of any dispute or disagreement with the Company, its management or the Board, or of any matter relating to the operations, performance or policies of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary